January 28, 2014

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Susan Block, Attorney-Advisor

Re:	Malibu Boats, Inc.

Registration Statement on Form S-1

File Number 333-192862

Dear Ms. Block:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned, on behalf of Malibu Boats, Inc. (the “Registrant”), respectfully requests acceleration of the effective date of the above-captioned Registration Statement to 4:30 p.m., Eastern time, Thursday, January 30, 2014, or as soon thereafter as practicable.

In connection with this request to accelerate the effective date of the Registration Statement, the Registrant acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Wayne R. Wilson
Name:	Wayne R. Wilson
Title:	Chief Financial Officer